Mail Stop 6010

January 4, 2008

Jeffrey B. Kindler
Chief Executive Officer
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

      Re: **Pfizer Inc.**
                Definitive Proxy Statement
                Filed March 15, 2007
                File No. 001-03619

Dear Mr. Kindler:

We have reviewed your response letter dated October 12, 2007 and we have the following comment. Please respond to our comment by January 17, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We reissue comment 8 of our letter dated August 21, 2007. Although you have provided us with additional information to assist us in better understanding your disclosure, it does not appear as though you have provided quantitative or qualitative information regarding the terms of the necessary financial or performance objectives to be achieved in order for your named executive officers to earn their respective incentive compensation. As you are aware, Item 402(b)(2)(v)-(vii) of Regulation S-K requires disclosure of the specific items of company performance and how you structure your incentive awards around such performance goals. To this extent, we specifically refer to the potential need for appropriate disclosure relating to your objectives for total shareholder return as that measure is utilized for purposes of the Performance Contingent Share Plan and the financial and strategic objectives, which you refer to on pages 44-45, that

you use to calculate payments under the annual incentive plan. If you believe disclosure of the specific performance objectives that inform your compensation decisions would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b), please provide us with a detailed analysis supporting your conclusion.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Jay E. Ingram
Senior Attorney

cc. Margaret Foran
   by facsimile at (212) 351-1037